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                              SMARTERKIDS.COM, INC.
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

Filed by SmarterKids.com, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject:  SmarterKids.com, Inc.
Commission File No. 000-27717

On November 15, 2000, SmarterKids.com, Inc posted the following conference call on its internal website:

                                 SMARTERKIDS.COM
                            Quarterly Earnings Event


     OPERATOR: Good afternoon, ladies and gentlemen. Welcome to the SmarterKids.com conference call. At this time all participants are in a listen-only mode.

     Later, we will conduct a question and answer session and instructions will follow at that time.

     If anyone should require assistance during the call, please press the star followed by the zero on your telephone.

     As a reminder, ladies and gentlemen, this conference is being recorded and may not be reproduced, in whole or in part, without permission from the company.

     I would now like to introduce Ms. Natasha Boyden, Morgan-Walke Associates. Please go ahead, ma'am.

     NATASHA BOYDEN: Thank you, operator. Good morning, everyone, and thank you for joining us to discuss today's combination announcement of SmarterKids.com and Earlychildhood.com, and SmarterKids' third quarter earnings results, which were released on November 9th. If, for some reason, you have not received a copy of either release, please contact my office at (212) 850-5691 and a copy will be faxed to you immediately.

     Before we begin, I would like to remind you that this conference call contains certain forward-looking statements with respect to the future performance of SmarterKids.com that involve risks and uncertainties. Various factors could cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements. These factors are discussed in the company's filings with the Securities and Exchange Commission. I would now like to turn the call over to David Blohm, President and Chief Executive Officer of SmarterKids.com. David, go ahead, please.

     DAVID BLOHM:   Natasha, thanks very much.  It's actually good afternoon,
but that's okay. I want to thank you all for joining us on this conference call. It was originally designed to be our third quarter conference call and we're now going to combine that with the announcement of the combination. As you all have seen, we've issued two press releases, one last week covering the Q3 results and other announcing the combination with Earlychildhood, which we issued this morning.

     I'd like to spend just of couple minutes on the Q3 results and then we're going to discuss the merger, which I'm sure you're probably most interested in talking about.

     With me on the call today are the following people: Ron Elliott, who is the CEO of Earlychildhood, and he is calling us--calling in from California, Alan Noyes, he's the Executive Vice President of Sales and Marketing of SmarterKids and Bob Cahill, the CFO of SmarterKids.

     Let's begin with the Q3 results first. During Q3, we continued to add capabilities to our site and continued to enhance our position as the number-one educational store on the Web. We added important new functionalities to our site. Once again, we received significant awards for our site and we signed some significant and strategic alliances, new ones. And so, since I assume most of you have read the press releases, I'm going to briefly discuss these areas and then I'm going to turn it over to Bob who's going to explain the financials in further detail.

     Now, let's just talk about the new functionality, let's just focus on the state prep--test prep center first. We did that center recognizing the increasing importance of state standardized academic testing. Our state test center is probably the most comprehensive online test prep center on the Web with information from all 50 states. As you may know, over half all of the states now require that students pass a standardized test to graduate from high school. The test prep center provides parents all of the essential information they need to prepare their children for state testing. Parents go to the center, select their state, review the skills that are tested, select skill areas where they feel their child needs additional help and then receive recommendations for products they can purchase from SmarterKids.com. As are all of the products that we sell, each of the recommended products is teacher tested and reviewed and will help the parents provide quality supplemental help for their kids. This is a great new area for the site.

     SmarterKids.com also recognizes another area, which is the need to - especially the grandparents - and they have special interest in providing quality products for their grandchildren. So, this is a new area of the site. It represents a significant portion of the gift givers out there, the grandparents do, and we introduce the grandparents' center featuring product recommendations, news and gift giving advice for grandparents.

     Now, during the Q3, we continued our active program of partnering with what we would call the best-of-breed in online education. This has been one of the focuses for us and as the acceptance of online education grows, we're going to be very well positioned to effectively serve our customers in this area as well as with products, and we expect these deals probably to have effect in Q1. We expanded our relationship with Homeroom.com, which is a division of Princeton Review. In Q1, we expect to offer parents the ability to predetermine their child's readiness for taking standardized tests. This capability is an excellent adjunct to our recently announced state test prep center. Now, the way it works is based on Princeton Review's well-known expertise in the test prep area. We will be offering free check-up quizzes, sample quizzes to help children prepare for standardized tests, parents will receive real-time feedback on their child's performance as well as product recommendations to enhance their child's academic strengths and improve his or her abilities in challenging subjects.

     Another new relationship we've established was with Riverdeep during the quarter. Riverdeep is a leading online developer of K-12 interactive learning solutions for schools and their online learning products are very appropriate for consumers and through the agreement; SmarterKids.com will market the subscription-based learning applications directly to consumers. The agreement covers Riverdeep's flagship math, courseware, excuse me, destination math, as well as language-arts titles that are currently under development and we expect these products to be available for consumer release in Q1.

     Let me talk about recent awards. This is my favorite subject because it says a lot about SmarterKids.com. We continue to maintain our commitment to customer satisfaction and quality. You know, and my message to the company has been consistent from the launch of SmarterKids.com and that is, when it comes to customer satisfaction and educational value, we will stick to our knitting and strive for the highest quality possible and this commitment is, once again, resulted in the site receiving numerous accolades. I think we have roughly seven new awards during the quarter. For the fourth consecutive quarter, Gomez recognized us as the number-one toy site for educational toy buyers and the best on-site resources. Gomez reported - the quote is "With unsurpassed resources, including testing materials, parental guides, and customized home pages, SmarterKids.com is the top pick for educational toy buyers." Forbes Online named us the number one, Best of the Web and in their roundup, Forbes favorite in the toy category. We were also cited in Forbes Research's October 4 th, Best of the Retail Site Design. According to the report, SmarterKids tied with Barnes & Noble for second place behind Amazon.com. Also we were recognized by the Parent's Guide to Children's Media for outstanding achievement in parenting materials for 2000. We also won the Dialscore toys category for customer loyalty based on the Internet user experience of more than 16,000 online consumers. Dialscore provides the standardized customer loyalty metric that enables e-businesses to benchmark themselves against their competitors. We were also named among InfoWorld's 100 sites to watch, and these businesses were chosen by InfoWorld's feature editors as companies to keep an eye in 2001, and we were recognized among September next commerce, e-commerce movers, a monthly listing of the top ten online merchants that experienced the largest percentage change in transaction buying for the previous month. SmarterKids was the fifth biggest gainer. So, we have clearly stuck to our knitting, tried to build the best site we can, do the best job we can with consumers and now, with this new combination with ECC, we believe we have solved our customer acquisition costs problem and together, combined with ECC's capabilities, is a dynamite combination.

     What I'm going to do now before we get into talking about the merger is to turn over to Bob Cahill to talk about the quarter.

     BOB CAHILL: Thank you, David. Good afternoon, everyone. I'd like to start out today by reviewing the key line items on our income statements. Net revenues for the quarter were $1.5 million, an increase of 109% from the $721,000 in net revenues for the same period in 1999. Now of that Q3 revenue, 49% was from repeat customers, up from 47% in the prior quarter and up from 43% in the first quarter of 2000. These percentages are reflected by our continuing efforts to acquire the most loyal customers who purchase more frequently and deliver a positive lifetime value. We expect this trend to continue in Q4. In looking ahead to the fourth quarter specifically, and in light of ECC combination, we expect to dramatically reduce sales and marketing spending by approximately 2/3 as compared to the Q4 of last year. Despite this reduction,
we are confident we will exceed Q4 1999 revenue levels.   Our gross margin was
once again 25% in Q3, consistent with the previous two quarters.

     Now, in consideration of the combination, we are anticipating margin will begin to trend downward by several percentage points in the coming quarter and potentially more in the first quarter of next year. This is a business decision in an effort to reduce our existing inventory balance as much as possible, leading up to the consummation of this transaction. This, of course, will give the new combined companies greater latitude in a going-forward product mix, while minimizing costs in achieving warehouse synergies.

     Moving on to our operating expenses. As a result of the combination, we will be implementing initiatives to significantly reduce operating expenses over the next two quarters leading up to the consummation of the deal. Most of these cost savings will start to be seen in Q1 of next year. Now for Q3, once again, each of our operating expense categories were significantly lower as a percentage of sales versus the same period last year, as well as compared to the second quarter of this year. This was consistent with our strategy continuing revenue and customer growth while reducing operating costs.

     Marketing and sales expenses were $5.8 million for the quarter. Major components of this expense included advertising, including all customer acquisition costs, $2.6 million, and fulfillment related expenses, including warehouse, customer service, and credit card processing fees of approximately $1.1 million.

     Development costs, which primarily consists of head count and technology associated with the development and testing of the features and functions of the site were $782,000.

     G&A costs, consisting of headcount and costs associated with being a publicly traded company were $768,000 in the third quarter, in line with our expectations. Stock compensation charges were $860,000 for the quarter. These are the non-cash expenses related in part to the stock options granted prior to the IPO. Additionally, our Compensation Committee elected to re-price existing underwater options to $1.50 per share early in the third quarter, in an effort to retain and motivate our employee base. Going forward, there will be a recurring non-cash stock compensation charge each quarter based upon the market price of the stock at quarter-end. While the specific charge is difficult to forecast, we expect an approximate charge related to the re-pricing of $250,000 for each dollar increase in the share price.

     Pro forma net loss for the third quarter was $6.4 million, or 31 cents per share compared to pro forma net loss of $5.8 million, or $2.91 cents per share one year ago.

     Let's move on to the balance sheet. We ended the quarter with approximately $34 million in cash, and approximately $4.2 million in inventory. We were able to reduce standing inventory significantly this past quarter through an arrangement with the Trade Credit organization, which allowed us to exchange approximately $2 million in inventory at cost for trade credits to be used towards other expenses in our operation. We expect to fully utilize these credits in the coming years in the combined organization. Our total assets at quarter-end were approximately $48.5 million and our total stockholder's equity was approximately $41.4 million. Now regarding the financial performance of ECC, through September 30th 2000, they had generated revenues of approximately $65 million, which was approximately 25% growth over the prior year. An S4 filing containing all detailed historical financial information on ECC and SmarterKids on a pro forma consolidated basis is expected to be filed in the next few weeks. And with that, I'd like to turn the call back to Dave.

     DAVID BLOHM: Okay, Bob, thanks. So now let's turn to the combination of the two companies. At a time when many dotcoms are just bailing out, we've struck a deal which not only validates our original vision, but I believe it adds fuel to the fire and creates tremendous upside potential for our shareholders. We are leading the way in defining a new breed of company, one with an integrated multi-channel approach with excellence both off-line and on-line. This combination creates a powerhouse in education commerce with scale, rapid growth, profitability, multi-channel distribution strategy. I'm happy to report that all the criteria that we believe are right for us in a partner are all rolled into this deal. Now, ECC as you know is based in Monterey. It's backed by William E. Simons & Sons and has a 15-year history--actually 16-year history of growth and profits in early childhood products sold primarily to schools and preschools. Their profitability comes from established customer relationships, excellent margins, and cost-effective operations. Bob mentioned they've grown rapidly, reaching growth rates of 25%, and their business includes a multi-channel approach with catalog operations, direct sales to schools and preschools, print publications, school fundraising, and some on-line presence.

     SmarterKids brings complementary assets to the merger. Our expertise in Web business and e-commerce, especially educational commerce, and our expertise in selling to parents who are interested in helping their children educationally. You know, I think there's so much synergy between these two companies, it's hard to imagine how one plus one cannot equal 10. So what I'd like to do now is turn the meeting over to Ron Elliot who is the CEO of Earlychildhood to tell us his thoughts on the combination. Ron?

     RON ELLIOTT: Thanks, Dave. It's a pleasure speaking with everyone today. For the past year and a half, I've grappled with the question of how to embrace the Internet and remain a profitable company. I've always looked at business as a way to differentiate yourself from the competition, and to this end Earlychildhood has spent the past 16 years developing core competencies that set us apart. We have proprietary consumable products that we manufacture, a worldwide network of suppliers that provide us with unique products-- in many cases custom-designed products-- and a product development department that creates products that other companies only wish they had. And all three groups of these products have very high margins.

     Earlychildhood has four warehouses strategically located throughout the United States. This not only allows us to save on freight costs, but also ensures that 90% of our customer base can expect to receive their order within 48 hours of placing their order, all at regular UPS ground rates. We actually have complaints from customers telling us they hadn't cleared out a space for the order to be put away yet. Our customer service department uses Nordstrom's as their inspiration for what exceptional customer service is, and then goes on and exceeds their own benchmarks.

     Our catalog doesn't follow the traditional once-a-year mailing cycle common in our industry, but rather goes out six times a year. This results in a higher response rate, the ability to beat the competition by inserting new products on a more timely basis, and reinforces the familiarity that a repetitive catalog brings to the customer. We're like an old friend. In addition, we're the only catalog in our industry that actually gives instructions and outlines projects for using our products. This means the customer keeps our catalog handy as a reference piece and doesn't think of it as just a selling piece.

     We have 48 educational consultants out in the field who help the customer by giving workshops and demonstrating our high-margin manufactured and imported products. They are incented to keep the customer rather than to sell to them. We believe and have proven over and over again that if you make the customer's life a little easier, help them save some time, the sales will follow, and they do. "Earlychildhood News" is a 12-year-old award-winning publication that sustains itself on advertising revenue in our association with the University of Wisconsin at Stout. The University actually runs a program within the magazine where for a fee, teachers can take continuing education credits to help their credentials keep up-to-date. The magazine is free to any teacher or person connected with the care of young children. And most importantly, a group of dedicated employees that are passionate about the education of children, but who also understand the importance of running lean so that a profit can be made to continue what we love to do. But it's the year 2000, and the Internet is upon us, and I know that those who don't adapt won't survive. It's caused me some sleepless nights, but again the question always remained, "How do we embrace the Internet and still remain a profitable company?" I've had my eye on SmarterKids ever since they filed for their IPO back in September of 1999. I read their S1 filing from cover to cover and realized immediately the power of making the Internet a means to an end rather than the end itself. And having the Internet add real value to an educational transaction. SmarterKids matches products to goals and to the best way a child learns. No catalog, on or off the Internet, can do that. SmarterKids has value because of the way it uses the Internet to add value. And so I've watched SmarterKids since their filing and have been nothing but amazed as they've set out to do what they said they would do: create the premier educational store on the Internet through the personalization that is only available on the Internet. I've actually been a bit green with jealousy over the team they've assembled, the technology they've deployed. They've succeeded in their mission, and in a big way.

     The combination of SmarterKids and Earlychildhood will allow us to use the core competencies of each company to benefit both companies. Let me give one example. Using one of SmarterKids core competencies, technology, we will be able to bring a new business model to my industry which will benefit both companies. I call it "The B to B to C Fundraising Program." If you haven't already figured out from the comments I've made earlier, the main philosophy of Earlychildhood, as a company is "the more value the company gives the customer, the more the customer will value the company." This creates a customer base passionate about EarlyChildhood.com combine our philosophy of adding value along with our passionate customer base in a fundraising program for the preschool, and you can work magic for everyone involved. It all starts with the fact that parents have no time, yet they know that the early years are the most critical years for learning. This creates, for lack of a better word, angst. There's no time for research, and yet they know they have to do the right thing for their child. Who do they turn to for advice? To the experts they entrust their children's care with while they're at work. We will give SmarterKids catalogs to the preschool director or teacher, benefit from the multi-channel marketing, and incent the preschool to tell the parents about SmarterKids and how SmarterKids helps a parent choose the right educational products for their child. The way we will incent the preschool is with a credit for the preschool based on the purchases a parent makes from SmarterKids. This credit will allow the director or teacher to buy the preschool supplies she needs from our school supply catalog. The parent will be able to buy the same educationally sound products used in the preschool, and SmarterKids will provide guidance as to the best products for their own individual, unique child, thus reducing their angst over what's the right product to buy. We call this completing the circle between teacher and parent, and giving the child a uniform continuum of education from home to school and back home again. We leverage SmarterKids use of the Internet to give value to the parents, and we leverage SmarterKids competency and personalization technology to have the process happen in a very cost-effective way. And this is just one of the reasons I'm so excited about the combination of these two companies.

     Our other division, Educational Products, Incorporated, takes direction from teachers who make up specific, unique lists of products children should have for their individual classroom. EPI takes this list and makes individual supply packs unique for the teacher's classroom, one for each child. These are sold to the local PTA, who then marks them up as a fundraising program and sells them to the parents. Last year, these packs touched almost one million children. To put a SmarterKids catalog or marketing message in each pack is not only a powerful marketing opportunity, but to take the EPI model to the Web drives out cost inefficiencies and boosts the bottom line. SmarterKids has the talent and the technology to help us do this in a very cost-effective way.

     I know this has been long, and I thank you for your patience. I'm aware that EarlyChildhood.com is unknown to the public market, so I wanted to give you a little flavor of what we are and how we do business. In a nutshell, I'm pleased--"pleased" is not strong enough--actually I'm inspired by the natural fit of SmarterKids and Earlychildhood. We feel that together we can create a new leader in the educational marketplace. A very happy by-product of getting to know SmarterKids during the process of this transition was my being able to get to know Alan Noyes. Al is a natural born leader, a man of high integrity intelligence who will fit perfectly into the culture we've built over the past 16 years at EarlyChildhood.com. It's with great pleasure that I introduce Al Noyes as the CEO of the new combined company. Al?

     ALAN NOYES:   Well, thank you, Ron, very impressive.  I do get even more excited about this every time we speak. It's a wonderful opportunity for both companies.

     We've all been watching as a lot of the other well-known dotcoms have fallen by the wayside. It's certainly unfortunate, but I think many companies lost sight of what's important over the past few years. A key distinction that can't be emphasized enough is that at both companies, both SmarterKids and ECC are using the Web as a means to an end. The opportunity SmarterKids and ECC are each addressing is that of helping children learn. That's what ECC saw in SmarterKids, that the company could actually make a difference, and that's what SmarterKids saw in ECC. That's also what makes this combination so powerful. Both companies focused on a common goal, education, and both committed to using the Web as an enabler, to help us serve our customers better, and to make money for our shareholders. It's really that simple. We're becoming an integrated, diverse, multi-channel company with scale, growth, and a fast path to profitability. So to be a bit more specific, the combination of SmarterKids and ECC, I believe, results in a company with strong economic fundamentals and great growth potentials. As we have discussed, the numbers clearly indicate that we have critical mass in terms of revenue and scale. Together, through September of this year, the combination achieved approximately $70 million in revenue. Ron mentioned some of the benefits of this combination, including the important fact that SmarterKids consumers will now have access to the unique and compelling product offerings that ECC has.

     Some other aspects worth emphasizing are that SmarterKids' cost of acquiring a new customer will be dramatically reduced. We will leverage ECC's catalog operation to publish a SmarterKids consumer catalog. We'll also reach through ECC's school operations to touch consumers. Specifically, we'll market SmarterKids to parents through the over 2.5 million catalogs that ECC already publishes, and through ECC's almost 50-person-strong consultant force out in the field at very little incremental cost. And we will market SmarterKids through the one million students EPI reaches, as Ron mentioned, through its fundraising programs, again at very little incremental cost. Finally, the SmarterKids consumer business can take advantage of the operational infrastructure ECC has formerly dedicated mostly to its catalog operations targeted at schools. ECC's business peak is in August. Our consumer's business peak is in December. It's a wonderful fit. I have great respect for ECC's management and business assets and of course, am a believer in SmarterKids. We're combining leaders in their respective spaces to form a significant, profitable and rapidly growing company, and I look forward to speaking with you all in the coming months as we build this business and as we reward our shareholders. David, back to you.

     DAVID BLOHM: Okay. I'd like to open the floor for questions at this point.

     OPERATOR: Ladies and gentlemen, at this time we will be opening up the call for question and answer session. Please press the one followed by the four on your touch-tone phone if you would like to ask a question. One moment please for the first question.

     Mark Maroska, from US Bank Corp Piper Jaffrey; please go ahead with your question.

     MARK MAROSKA: Hi, it's Mark Maroska with US Bank Corp Piper Jaffrey. Well, congratulations on the merger.

     SEVERAL RESPONDENTS: Thanks, Mark.

     MARK MAROSKA: Very exciting. Just had a couple questions. First of all on the integration front, can you give us some more color with regards to, you know, how you will put the two companies together from a warehousing standpoint?

     DAVID BLOHM:  I'm going to turn that one over to Al.

     ALAN NOYES: Yeah. We've got a number of task forces we're kicking off over the next few weeks, and warehousing and fulfillment are certainly on the docket. We obviously are going to operate as a standalone, sort of status-quo company until the transaction closes, which is expected to be sometime in the spring of 2001. Q4 is our peak season. We're right in the middle of it now, things are going great. So I think what we're going to be determining over the next three to four months is precisely where the synergies are and where we can save money. And we'll have a better answer for that then, for specific things like that.

     MARK MAROSKA: Okay. And then with regards to Earlychildhood. If you could give us a little bit of color on the competitive front. Who are the key competitors that Earlychildhood sees in the market?

     DAVID BLOHM:  Ron, you want to take that one?

     RON ELLIOTT: Sure. For us, it consists of a company called Lakeshore, based in Carson, California; Kaplan School Supply in North Carolina; and ABC School Supply; they're in Atlanta, Georgia. They are our main competition.

     MARK MAROSKA: And how are you different, do you think, from those three? What's your niche?

     RON ELLIOTT: Our niche is that we have always started out by wanting to corner the discount side of the marketplace, and the way we did that was by manufacturing products that had high margins, and by also importing products that had high margins so that we were able to discount the bread-and-butter commodity objects which are emotionally sensitive to the preschool teacher. Ask any teacher how much construction paper, a gallon of glue or paint should cost, and they'll be able to rattle off prices to you just off the tip of their tongue. So, by supplementing the commodities at a lower margin with the other products at a high margin, we have differentiated ourselves on a price front, but then we went on and differentiated ourselves on a service front, and then also on a unique product front.

     MARK MAROSKA: Great. School Specialty recently announced the acquisition of G.L. Hamitz wholesale division. How does that impact your business, if at all?

     RON ELLIOTT: Very little, and I'm glad you asked that question. School Specialty actually concentrates on the elementary side of the business. We concentrate on the early childhood side of the business. Earlychildhood typically, in the early childhood industry, has margins which are much higher than the margins that occur when a company actually bids to a public school at 5 or 6% margin for getting the construction paper and glue in the school's warehouse. School Specialty has one division called ChildCraft, which they have entrusted as their early childhood company, but ChildCraft is not much of a player, actually. They are also a furniture manufacturer who manufactures furniture for the rest of School Specialty's divisions, and they're not really that strong.

     MARK MAROSKA: Okay. And actually just a question on Riverdeep. Could you give us some more color as to the business model around the relationship?

     DAVID BLOHM:   Well, the whole idea with Riverdeep is similar to what we
did with Child U, and that is that we believe that parents are not only interested in the right products for their kids, but also the emerging opportunity for on-line delivery of content, educational content. So our deal with Riverdeep augments the Child U deal, because Child U is actually in the lower age ranges and Riverdeep is sort of stronger in the higher age ranges. So it's us getting a foot in the door to test out the concept of how well parents will adapt these kinds of products for their use in the home, and so far, you know, we've seen some interest, and we're going to learn a lot more about this in the next three, four months.

     MARK MAROSKA:  Okay.  All right, thank you, I'll turn it over.

     DAVID BLOHM:   Thanks Mark.

     OPERATOR: The next question comes from Gerald Odening with Chase H&Q. Please go ahead with your questions.

     GERALD ODENING: Hi. Gerry Odening, from Chase H&Q. Congratulations on your merger, gentlemen.

     SEVERAL RESPONDENTS: Thanks, Gerry.

     GERALD ODENING: I've got some specific questions. Mainly I'm looking for some more financial color. What's the run rate for EEC going in for 2000 and your estimated revenues if you were just standing alone now for 2001?

     DAVID BLOHM:  I'm going to let Bob take that one.

     BOB CAHILL: Gerry, just, not to evade the question, but I just want to explain what the process we're in at the moment. We're in the process of completing our S4 filing and, which we expect to complete in the next couple weeks, and basically until that time, we're pretty much have to hold off on all forecasts, etc. It's basically a legal issue I think you can appreciate.

     GERALD ODENING: Okay. So I take it on forecast you can't say anything. How about historical information?

     BOB CAHILL: What I can tell you pretty much is reiterate what's in, what was in the press release. You know, and again this is, these are not SEC audited numbers yet, so take that with a grain of salt, but you know, right now SCC has, you know, through 9/30/2000 has generated approximately $65 million of revenue, which is approximately 25% annualized growth rate. So, that's about as much as I can give you at the moment. Again, as we kind of get through the S4 filing process, we'll be able to expose a lot more to you.

     GERALD ODENING: Okay. And you anticipate that you're going to be filing one S4 or a series of S4's and amendments, or how is that going to work?

     BOB CAHILL: Well, the first pass will go out, I expect you'll see that in, you know, maybe 30 (Might be 3?) weeks or so, but with the reason for the delay we have to complete an audit period on the ECC side, and obviously we'll respond to SCC comments hopefully they will be minimal and there will just be a couple turns of this document, and then we'll wrap it.

     GERALD ODENING: Okay. Maybe you could then you could start giving specific numbers talk about maybe general direction of EEC's profitability. If a comparable out there is School Specialty, the kind of business that you're in, do you enjoy similar kind of margins in that business?

     DAVID BLOHM:  Go ahead, Bob.

     BOB CAHILL: Well, what I can tell you about profitability is for the past several years ECC has been profitable. I can't talk directly about the comparison between them and School Specialty at the moment. Again, I'm kind of, unfortunately, I'm at a little bit of a, you know, position where I can't talk to that point too much right now.

     GERALD ODENING: When you say profitable, are you talking about on an EBITDA basis or on a net income basis?

     BOB CAHILL: I think I'll leave it at an EBITDA basis for now, again, until I finish the, until I finish the SEC compliance, etc. I just don't--I want to make sure that I'm giving you the straight facts.

     GERALD ODENING: Okay. And at that time we'll get pro-forma numbers on the kind of capital structure, combining of debt, equity and all that?
     BOB CAHILL:  Absolutely.

     GERALD ODENING: All right. Well, I wanted to talk a little bit about as well, customer acquisition costs. Al, you had talked about how this would lower customer acquisition costs. From SmarterKids,

I'm familiar with customer acquisition costs the way you calculated it over $50 per kid. You know, can you talk about how this will change, and how you envisioning [sic] it changing?

     ALAN NOYES: Well, I don't think we're releasing any specific numbers going forward, Gerry, yet, but you're right, it's around what you said, around $50 per customer, not per kid. Going forward, I think the important thing to realize is that ECC is publishing 2.5 million catalogs a year going to schools. They have an infrastructure in place to readily publish a consumer catalog, and they're reaching a million children through its fundraising business every year. They have, you know, they target over 90,000 active school accounts and those vehicles are already printed and postage paid, and so we can ride along in all of them at very little incremental cost, and the amount of impressions that we're going to get on an apples-to-apples basis relative to what we would get if we were to try to get equivalent vehicles on there, on, you know, on our own are, you know, in the, you know, certainly over $5 million and probably far north of that. So I think it's, you know, I don't know what we're, that we're forecasting customer acquisition costs yet going forward, but I think the infrastructure that's in place will reduce our expenses, our variable expenses dramatically, and certainly the affiliation with ECC will not only give us additional credibility as we get referred through the preschools, but it will give us a much higher margin and much more unique and in-demand product mix. It's something we just couldn't do on our own.

     GERALD ODENING: What, can I ask, if this question can be answered, what's the average order side for EEC?

     ALAN NOYES:  It's Earlychildhood.  It's abbreviated ECC.

     GERALD ODENING:  All right, ECC, you're right.

     ALAN NOYES: And Bob will have to answer the average order size, I think, in terms of the metrics we're willing to--.

     BOB CAHILL: Right. Well, we have to be careful here, Gerry, because it's a little bit different business model on what they're doing today verses what we'll be doing going forward. Their average order size was based on sales to the preschools right now which, you know, would be a little bit different than what the average order size would be for our consumer offerings, you know, and to going to a single household. So, I don't know that that's a comparable statistic right now, but unfortunately that's another forecast issue that I can't really address just yet.


     GERALD ODENING: Do-- does ECC have large customer accounts with some of the chains such as KinderCare, La Petite and others that are preschool managers?

     DAVID BLOHM:  Ron, could you talk about that?

     RON ELLIOTT: Yes, we do. We are the suppliers for La Petite. We are looking to be a supplier to Tutor Time, and we are also looking to supply Children's World.

     GERALD ODENING: Okay. Okay, and is there a way to talk about, you know, how those relationships have been--you know, how would you characterize those relationships in the past several years?

     RON ELLIOTT: Very supportive on both sides. La Petite is looking to us to actually help them create an electronic infrastructure so that they can automate the ordering process. So, they also distribute our magazine to every one of their teachers in their school, as we're doing with Tutor Time. So, we add a lot of value to the equation for them. We're not just a supplier for them. We draw them very close to us.

     GERALD ODENING: Okay. The other thing that maybe Bob, you can help me. Of the 69-1/2 million shares that are going to be outstanding, can you talk a little bit about some of the assumptions behind that?

     BOB CAHILL: Well, it gets a little bit complex. ECC currently is a limited liability corp. with, you know, layers within that partnership. I think you have a pretty good handle on SmarterKids structure--.

     GERALD ODENING:  Right.

     BOB CAHILL: But, how that actually all translates, it gets into the whole capital structure of this deal, which is fairly, fairly complex, and I think I'd be better suited to answer it via the S4 because we're already drafting that section right now. But the bottom line is that at the end of the day, you know, the Warren Simon folks will be the largest single shareholder, and the combined folks making up the current ECC partnership will hold about 2/3 of the common outstanding shares and our shareholders will hold about 1/3 of the common outstanding shares.

     GERALD ODENING: All right. Is that a fully diluted number or is that a primary number?

     BOB CAHILL:  That is a fully diluted number.

     GERALD ODENING: Okay. Well, congratulations again on the deal. Look forward to talking with you in the future.

     SEVERAL RESPONDENTS: Thanks, Gerry.

     OPERATOR: Ladies and gentlemen, if there are any additional questions, please press the one followed by the four at this time.
Mark Maroska, from US Bank Corp Piper Jaffrey; please go ahead with your follow-up question.

     MARK MAROSKA: Yeah, it's Mark Maroska again. Just a question for you on ECC and a little bit more color on the revenue mix. You mentioned that the products that you offer preschool centers vary from more commodity-oriented to I guess what I'd call proprietary. Could you give us an idea of the mix of those products relative to revenues, typically?

     RON ELLIOTT:  You mean a percentage?

     MARK MAROSKA:  Yeah.

     ALAN NOYES: Ron, I wouldn't answer that without giving too much, too many percentages, but if you could just get some color on that, that would be great.

     RON ELLIOTT: Yeah. It's really; it's very difficult to answer that, in the terms that we're constrained under at this time. I think that will be in the S4.

     MARK MAROSKA: Can you answer it this way? Does it tend to lean more towards proprietary or more towards commodity?

     RON ELLIOTT: It really depends again, and I don't want to be evasive, but you need to define what proprietary is. Proprietary can be, let's see, something which comes from overseas, and you had a small change done to it. Do you consider that proprietary? I do.

     MARK MAROSKA: Right, I would too. I guess I would define it as something that's not, you know, general, you know, supplies for a center that's more a specialized product for a center--.

     RON ELLIOTT:  Right.

     MARK MAROSKA:  For a specific purpose.

     RON ELLIOTT: Right. I think I would feel just more comfortable answering that through the S4, to tell you the truth, because I don't want to spout off the percentage and be wrong.

     DAVID BLOHM:   That's fair enough.

     MARK MAROSKA:  Okay.  That was my question.

     DAVID BLOHM:  Okay, Mark.

     MARK MAROKSA:  Thanks.

     OPERATOR: Since there are no more questions at this time Mr. Blohm, please continue with any closing comments.

     DAVID BLOHM:   Okay.  Well I'm glad you all tuned in, and there's a lot
more to come here, so I think this is a really tremendous outcome for SmarterKids.com as it is for ECC. It's a great combination, great team going forward, and so we're looking forward to talking to you some more in the future. Thanks a lot.

     SEVERAL RESPONDENTS: Thanks, everyone.

     OPERATOR: This concludes today's conference call. Thank you for your participation.

                       [End of text appearing on website]

                   ADDITIONAL INFORMATION AND WHERE TO FIND IT

The transcript of the conference call is being filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Exchange Act of 1934. This transcript does not constitute an offer of sale of securities.

It is expected that the parties will file a Registration on Form S-4 and that SmarterKids.com will file a Proxy Statement/Prospectus with the Securities and Exchange Commission in connection with the combination, and that SmarterKids.com will mail a Proxy Statement/Prospectus to SmarterKids.com shareholders containing information about the combination. Investor and securityholders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Proxy Statement/Prospectus will contain important information about SmarterKids.com, Earlychildhood.com, the combination, the persons soliciting proxies related to the combination, their interests in the combination and related matters. After the Proxy Statement/Prospectus is filed with the Securities and Exchange Commission, investors and securityholders will be able to obtain free copies of these documents through the website maintained by the Securities and Exchange Commission at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus
              ------------------
and other documents may be obtained from SmarterKids.com.

website or by mail to SmarterKids.com, Inc. 15 Crawford Street, Needham, MA 02179 attention: Investor Relations telephone (781) 449-7567.

In addition to the Registration Statement and the Proxy Statement/Prospectus, SmaretrKids.com files annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Smarterkids.com at 450 Fifth Street, N.W., Washington, D.C., 20549 or at any of the Securities and Exchange Commission's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms.


                       INFORMATION CONCERNING PARTICIPANTS

SmarterKids.com, Inc. its officers, directors, employees and agents may be soliciting proxies from SmarterKids.com shareholders in connection with the combination. Information concerning the participants in the solicitation will be set forth in the Proxy Statement/Prospectus filed by Smaretrkids.com with the Securities and Exchange Commission. PLEASE READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE CAREFULLY BEFORE MAKING A DECISIONS CONCERNING THE COMBINATION.

           INFORMATION CONCERNING PERSONS INVOLVED IN THE SOLICITATION

In connection with the proposed combination, Smarterkids.com will solicit proxies from its stockholders to approve the combination. SmarterKids.com and certain other persons named below may be deemed to be participants in the solicitation of proxies of SmaretrKids.com stockholders to approve the combination. The participants in this solicitation may include the directors of Smaretrkids.com (David Blohm, Jeffrey Pucci, Richard D'Amore, Michael Fitzgerald, Michael Kolowich and Brian Hickey) and the officers of SmarterKids.com, Inc. (David Blohm, President and Chief Executive Officer; Al Noyes, Executive Vice President of Sales and Marketing; Robert Cahill, Chief Financial Officer and Vice President of Finance; Richard Viard, Senior Vice President of Product Development; and Richard Secor, Vice President of MIS and Chief Information Officer.)

More information about our officers an directors is contained in the SmarterKids.com Registration Statement on Form S-1 and proxy statement. This document has been filed with the SEC and is available at the Securities and Exchange Commission's website, http://wwwsec.gov, the SEC's officer and by
                               -----------------
contacting the SmarerKids.com investor relations department.